UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Superconductor Technologies Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

867931305
(CUSIP Number)

February 27, 2008
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No: 867931305

1	NAME OF REPORTING PERSONS

Mr. Xiaoxiong Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

The People’s Republic of China
	5	SOLE VOTING POWER

		2,148,296 shares of Common Stock
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH:		2,501,361 shares of Common Stock
	8	SHARED DISPOSITIVE POWER

		600,000 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,501,361 shares of Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.0% of Common Stock
12	TYPE OF REPORTING PERSON

IN

Item 1.

(a)	The name of the issuer is Superconductor Technologies Inc., a Delaware corporation.

(b)	The address of the issuer’s principal executive offices is 460 Ward Drive, Santa Barbara, California 93111.

Item 2.

(a)-(c)
This report is being filed by Xiaoxiong Zhang with a business address of 3/F, Block B, Tongfang Information Harbor, 11 Langshan, Nanshan District, Shenzhen, China 518057 (the Reporting Person). The Reporting Person is a citizen of The People’s Republic of China.

(d)-(e)	This report covers the issuer’s Common Stock, par value $0.001 per share. The CUSIP number of the Common Stock is 867931305.

Item 3.

Not applicable.

Item 4. Ownership.

(a)
As of February 27, 2008, the Reporting Person beneficially owned 2,501,361 shares of Common Stock as follows: (i) 2,148,296 shares held indirectly as the majority shareholder of China Poly Group Ltd., which in turn controls Hunchun Baoli Communication Co., Ltd., the record holder of the shares, as its indirect wholly owned subsidiary; and (ii) 353,065 shares held indirectly as the majority shareholder of China Poly Group Ltd., the record holder of the shares. The shares of Common Stock beneficially owned by the Reporting Person exclude 600,000 shares of Common Stock owned by Baoli Investment Group Ltd., for which the Reporting Person disclaims beneficial ownership.

(b)	The Reporting Person beneficially owns 2,501,361 shares of Common Stock of the issuer which represents 16.0% of the number of shares of Common Stock outstanding as of May 1, 2008.

(c)
The Reporting Person has sole voting and dispositive power with respect to 2,148,296 shares of Common Stock held indirectly as the majority shareholder of China Poly Group Ltd., which in turn controls Hunchun Baoli Communication Co., Ltd., the record holder of the shares, as its indirect wholly owned subsidiary. The 353,065 shares of Common Stock held of record by China Poly Group Ltd. and the 600,000 shares of Common Stock held of record by Baoli Investment Group Ltd. are subject to an Irrevocable Proxy and Voting Agreement pursuant to which the holders granted to the issuer exclusively all of their respective voting rights in respect of the shares, and the holders therefore have no voting power with respect to those shares. Pursuant to an understanding between the Reporting Person and Baoli Investment Group Ltd., the Reporting Person has shared dispositive power with respect to the 600,000 shares of Common Stock held of record by Baoli Investment Group Ltd.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated: 07/10/2008	/s/ Xiaoxiong Zhang
Xiaoxiong Zhang